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                                                                    Exhibit 99.1

                                                   GRISTEDE'S FOODS, INC.

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Executive Offices                                         823 Eleventh Avenue
                                                        New York, NY 10019-3545
                                                          (Phone) 212-956-5803
                                                           (Fax) 212-247-4509
FOR IMMEDIATE RELEASE


GRISTEDE'S FOODS, INC.
         ("GRI" - AMERICAN STOCK EXCHANGE)


             GRISTEDE'S EBITDA INCREASED BY 50.5% TO $3,185,156 FROM
                 $2,116,396 FOR FIRST QUARTER ENDING 2/29/2004


New York, NY. May 14, 2004: Gristede's Foods Inc. announced today that its EBITDA for first quarter ending 2/29/2004 had increased by 50.5% to $3,185,156 from $2,116,396 for the comparable quarter last year.

Sales for the 2004 first quarter decreased to $69,838,182 from $74,594,759 due to the closing of two stores as well as the reduction of promotional pricing implemented for seven new stores recently opened by Gristede's. In addition, Gristede's has lost an undetermined amount of sales due to a new entrant into the New York e-commerce grocery market that has been giving away $50 in free groceries to first time purchasers.

                                    1st quarter                1st quarter
                                    (13 weeks) ended           (13 weeks) ended
                                    February 29, 2004          March 2, 2003
                                    -----------------          -------------

Sales                                $ 69,838,182             $ 74,594,759
EBITDA*                                 3,185,156                2,116,396
Net loss                                 (251,572)              (1,382,736)
Earnings (loss) per share            $      (0.01)                   (0.07)
Weighted average number
  of shares                            19,636,574               19,636,574


     o EBITDA is net income before interest expense, income taxes, depreciation amortization and changes in deferred rent.


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The negative EBIDTA reported during fiscal 2003 from the seven new stores during the first year of operation (and 2 closed stores), was approximately $3,900,000. The negative EBITDA for these stores for the quarter ending 2/29/04 has been reduced to under $300,000.


The Company uses the term "EBITDA" to mean net income before income taxes, interest expense, depreciation, amortization, and changes in deferred rent and other non-cash charges. EBITDA is a term not defined under United States generally accepted accounting principles. The Company's management considers EBITDA to be an important measure in evaluating the Company's financial performance and uses this measure in managing its ongoing operations. The Company's method of computation of EBITDA may or may not be comparable to other similarly titled measures used by other companies. (See reconciliation of EBITDA to net income in the table set forth below).


RECONCILIATION OF EBITDA TO NET INCOME:


                                       1st quarter                1st quarter
                                       ended                      ended
                                       February 29, 2004          March 2, 2003
                                       -----------------          -------------

Net (loss)                                (251,572)             (1,382,736)
Interest expense                           776,929                 842,769
Income tax expense                               0                       0
Depreciation, amortization &
  changes in deferred rent               2,659,799               2,656,483

EBITDA                                   3,185,156               2,116,396

Supplemental Data

** Loan by UAC to Gristede's            24,018,521              16,188,447


** UAC is United Acquisition Corp., a company owned 100% indirectly by Mr. Catsimatidis, the majority shareholder which has advanced monies to Gristede's. Of this amount, $23.5 million is subordinated to the Company's agent bank.

Gristede's has completed its agreement with its agent Bank to increase its revolving line of credit to $19.5 from $17 million, and extend its maturity from March 2005 to March 2007.



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UAC LINE OF CREDIT

Pending final settlement of the Company's "Northeast Blackout" insurance claim, United Acquisition Corp. (UAC), agreed to provide the Company with an interim $5 million liquidity credit facility available during fiscal 2004. As of February 29, 2004, UAC advanced approximately $2,250,000 of the $5 million.

BANK  LINE OF CREDIT STATUS

The Company's Banks have extended the revolver to March 31, 2007 for 3 years and increased it from $17 million to $19.5 million.

GOING PRIVATE

The Company's independent directors have hired an outside firm to determine the fairness of the Chairman's offer to take the Company private.

INSURANCE PROCEEDS

The insurance company auditors are in the process of completing their audit. The Company is owed a remaining balance of approximately $5 million in insurance proceeds from the Blackout. The Company is hopeful that it will receive it in the 3rd quarter of fiscal 2004. The Company received $1 million in December 2003 as an advance against this claim.


XPRESSGROCER.COM

The Company started XpressGrocer.com on October 14, 2003. XpressGrocer.com had a start-up negative EBITDA amounting to approximately $240,000 for the first quarter ended 2/29/04.

Gristede's has signed a contract with a national internet retailer to sell and fulfill grocery orders through their web venue. This venture is slated to launch approximately June 2004. The Company has not yet determined the extent of sales or profitability this venture will generate.





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The statements contained herein that are not purely historical are forward looking statements within the meaning of the Securities Exchange Act of 1934. All forward-looking statements contained herein are based upon information available to the Company as of that date hereof, and the Company assumes no obligation to update any such forward-looking statements. Actual results could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the factors and risks discussed in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2003, and the other reports files from time to tome by the Company with the Securities and Exchange Commission.






For further information, please contact Mr. Catsimatidis, Chairman & Chief Executive Officer, Gristede's Foods, Inc., at (212) 956-5803.



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